UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2024

Commission File No. 001-35193

Grifols, S.A.

(Translation of registrant’s name into English)

Avinguda de la Generalitat, 152-158

Parc de Negocis Can Sant Joan

Sant Cugat del Valles 08174

Barcelona, Spain

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒                                             Form 40-F ☐

Grifols, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Inside Information Note, dated November 19, 2024	3

Grifols, S.A.

Avinguda de la Generalitat 152-158
08174 Sant Cugat del Vallès
Barcelona - ESPAÑA

Tel. [34] 935 710 500
Fax [34] 935 710 267

www.grifols.com

Pursuant to the provisions of article 226 of the Law 6/2023, of March 17, on Securities Markets and Investment Services, Grifols S.A. ("Grifols" or the "Company") hereby informs about the following

INSIDE INFORMATION

Grifols informs that the Board of Directors has held an extraordinary meeting this afternoon without the intervention of the conflicted board members and that, following the recommendation of the Transaction Committee, has concluded that a potential offer by Brookfield of €6.45Bn for the entire outstanding share capital of the Company (the aggregate of Class A and B shares), implying an indicative price of €10.50 per share for Class A shares significantly undervalues the Company’s fundamental prospects and its long-term potential. Accordingly, the Board of Directors would not recommend the shareholders of the Company the acceptance of a potential offer at the indicated price.

In Barcelona, on 19 November 2024.

Thomas Glanzmann

Chairman of the Board of Directors

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Grifols, S.A.

By:	/s/ David I. Bell
	Name:	David I. Bell
	Title:	Authorized Signatory

Date:  November 19, 2024